Mail Stop 3720


June 2, 2006


Mr. Robert Price
Chief Executive Officer
Price Communications Corporation
45 Rockefeller Plaza
New York, New York 10020

Re:	Price Communications Corporation
	Revised Preliminary Proxy Statement on Schedule 14A
      Filed May 19, 2006
	File No. 0-08309

Dear Mr. Price:

      We have reviewed your revised filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment one of our letter dated
April 28, 2006. While not necessarily agreeing with your analysis, we have no further comments at this time.

Proposal 1 - Dissolution, page 5
2. Please disclose the extent to which the board of directors will be bound by the shareholder vote to proceed with the dissolution of the company. For example, may the board choose not to dissolve the company if unfavorable tax consequences may result?

3. We note your response to prior comment three of our letter dated
April 28, 2006. Please disclose when you intend to adopt a plan of dissolution and why you are not presenting this plan to the stockholders now.

Interests of Directors and Officers in the Proposed Dissolutions, pages 8 and 21
Estimated Distribution to Shareholders, pages 6 and 17
4. Please disclose the estimated range of the severance payments or otherwise provide disclosure that shows the potential magnitude of the payments and their impact on the amount to be distributed.
For
example, is it likely that the payments will be in the tens of thousands or in the millions?

Material Income Tax Consequences, page 9
5. Please disclose in the summary the material income tax consequences to the company and its shareholders in the event that the reorganization and alternative reorganization do not qualify as a
"tax-free reorganization." Briefly disclose why there is uncertainty over the material tax consequences of the transactions.

Background and Reasons for Dissolution, page 11
6. We note your response to prior comment five of our letter dated April 28, 2006 regarding the security interest granted to Verizon. As requested, please disclose the current percentage and value of the security interest in your preferred interest in the Verizon partnership.

Estimated Distribution to Shareholders, pages 6 and 17
7. Please explain in more detail how you arrived at a value of
$35.0
million for contingency reserves.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation
14A and Rule 310 of Regulation S-T.



      Please contact, William Bennett, Staff Attorney, at (202)
551-
3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



cc:	Richard T. Truesdell
	Fax: (212) 450-3674

Mr. Robert Price
Price Communications Corporation
June 2, 2006
P. 1